Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES PASSING OF DIRECTOR KEN CUGNET

November 4, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) announces with profound sadness the passing of its long-time board member and friend, Ken Cugnet, on October 30, 2014.

Mr. Cugnet joined Crescent Point in 2003 and served on the board for the past 11 years, providing his expertise and knowledge of business and operations, particularly in southeast Saskatchewan. He was the president of Valleyview Petroleum and Six Bits Resources Inc., both private oil and gas companies, and worked in the oil and gas industry since 1962. Mr. Cugnet served on the board of many oil and gas companies and was a valued member of the Crescent Point team.

Mr. Cugnet was also a well-respected leader who contributed generously to his community. Most recently, he and his family made a significant donation to help build a new hospital in Weyburn, Saskatchewan.

“Ken was a strong mentor for me. He loved every aspect of the oil business, from the patch to the boardroom,” said Scott Saxberg, president and CEO of Crescent Point. “He brought a unique skill set to our team and will be greatly missed.”

Peter Bannister, the chair of Crescent Point’s board of directors, said, “Ken was a valued member of the board of Crescent Point. His entrepreneurial spirit and hands-on knowledge of all aspects of the oil business, especially in Saskatchewan, were a great asset to the company over the years. We will miss his enthusiasm for the business and Crescent Point, as well as his friendship.”

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.
Telephone: (403) 693-0020	Toll free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB., T2P 1G1